EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2019 Consolidated Financial Statements of TC Energy
Corporation
June 30, 2019

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended June 30, 2019 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

June 30, 2019

Earnings coverage on long-term debt and current liabilities	2.8 times

Earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout during the twelve-month period ended June 30, 2019
2.9 times*

The Corporation’s interest obligations for the twelve-month period ended June 30, 2019 amounted to approximately $2.627 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $7.262 billion for the twelve-month period ended June 30, 2019, which is 2.8 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended June 30, 2019 amounted to approximately $2.627 billion. The Corporation’s earnings before interest expense and income taxes, excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout totalling $0.433 billion, amounted to approximately $7.695 billion for the twelve-month period ended June 30, 2019, which is 2.9 times the Corporation’s interest requirements for that period.